Exhibit (a)(14)

FORM OF NOTICE OF EXPIRATION OF OFFER, AMENDMENT OF ELIGIBLE OPTIONS AND COMMITMENT TO PAY CASH BONUS

To                    :

We are pleased to announce that we have completed our Offer to Amend or Replace Eligible Options. As a result of the Offer and your election, we have amended outstanding Eligible Options covering           shares of Novell common stock to increase the exercise price of each such option to the lower of (i) the Fair Market Value per share of Novell common stock on the revised measurement date determined for that option for financial accounting purposes or (ii) $     , the Fair Market Value per share of such common stock on the expiration date of the Offer. In addition, the participants whose Eligible Options have been so amended are now eligible for special cash bonuses in the approximate aggregate amount of $      to compensate them for the higher exercise prices per share in effect for their amended options. The “Fair Market Value” per share of our common stock on any date means the closing selling price per share of our common stock on the last market trading day prior to that date.

In addition, we cancelled tendered Eligible Options covering           shares of Novell common stock because the adjusted exercise price for those options would have been the same or lower than the exercise price in effect for those options prior to the amendment. In replacement of each such cancelled option, we granted a New Option that is exactly the same as the cancelled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of August 3, 2007.

The chart below lists each of your tendered Eligible Options that have been amended. The information in the chart confirms that the listed Eligible Options were validly submitted for amendment pursuant to the Offer and not otherwise withdrawn prior to the expiration date of the Offer. Accordingly, the adjusted exercise price per share now in effect for each of your amended Eligible Options is indicated below. Each of your amended options will continue to vest in accordance with the same vesting schedule measured from the same vesting commencement date originally in effect for that option. The amendment has no effect on the exercise period, option term or any other provision of the option.

				New Exercise	Cash Bonus
		Total Number of	Exercise Price	Price per	Payable
Grant	Indicated	Shares Subject to	per Share Prior	Share Following	in 2008
Number	Grant Date	Eligible Option	to Amendment ($)	Amendment ($)	($)

Total Cash
Bonus
Amount:
$—

In exchange for your agreement to amend your outstanding Eligible Options to increase the exercise prices for those options, Novell hereby irrevocably commits to pay you a special cash bonus in the amount of $     . Internal Revenue Service regulations require that the cash bonus not be paid in the same year in which the Eligible Options are amended. Therefore, the cash bonus will be paid on the Company’s first regular payroll date in January 2008. Novell must withhold all applicable U.S. federal, state and local income and employment withholding taxes and foreign taxes and other required payments, and you will receive only the portion of the payment remaining after those taxes have been withheld. You will receive your cash bonus even if your employment with Novell terminates prior to the date on which the cash bonus is paid.

This commitment to pay you the special cash bonus is governed by the terms and conditions of the Offer as set forth in the formal Offer to Amend or Replace Eligible Options dated July 3, 2007 and the Election Form (collectively, the “Offer Documents”), all of which are incorporated herein by reference. Accordingly, this agreement and the Offer Documents reflect the entire agreement between you and Novell with respect to the amendment of your tendered Eligible Options and the payment of the applicable cash bonus.

NOVELL, INC.

By:
Title:

Date: